

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2014

Via E-mail
Philip Hartstein
President
Finjan Holdings, Inc.
122 East 42nd Street, Suite 1512
New York, NY 10168

     Re: Finjan Holdings, Inc.
            Preliminary Proxy Statement on Schedule 14A
            Filed May 16, 2014
            File No. 001-33304

Dear Mr. Hartstein:

     We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

General

1. Rule 14a-4(a)(3) under the Securities Exchange Act of 1934 requires you to identify clearly and impartially each separate matter upon which you intend to act, whether or not related to or conditioned on the approval of other matters. In this regard, it appears that you have combined multiple matters in Proposal 4D. Please revise to unbundle Proposal 4D into three separate proposals. If any of the proposals are mutually conditioned, please revise the proxy statement accordingly and provide appropriate disclosure regarding the effect of a negative vote on the related proposals.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
     Elliot Press, Esq.